Exhibit 4.4

THIRD AMENDMENT TO CLASS A SHARE RIGHTS AGREEMENT

This THIRD AMENDMENT (this “Third Amendment”) is made and entered into as of this 6th day of July 2008 by and between Rural Cellular Corporation, a Minnesota corporation (the “Company”), and Wells Fargo Bank, N.A., successor to Norwest Bank Minnesota, National Association, as rights agent (the “Rights Agent”).  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Rights Agreement (as defined below).

W I T N E S S E T H

WHEREAS, the Company and the Rights Agent are parties to the Class A Share Rights Agreement, dated as of April 30, 1999, as amended on March 31, 2000 and on July 29, 2007 (the “Rights Agreement”);

WHEREAS, the Company entered into an Agreement and Plan of Merger, dated as of July 29, 2007, by and among Cellco Partnership, a Delaware general partnership doing business as Verizon Wireless (“Parent”), Airtouch Cellular, a California corporation (“Holdings”), and the Company (the “Merger Agreement”), pursuant to which, among other things, a Minnesota corporation to be formed in accordance with the Merger Agreement as a wholly-owned subsidiary of Holdings (“Merger Sub”) will merge with and into the Company (the “Merger”), with each then issued and outstanding share of the Company’s class A common stock, par value $.01 per share (“Class A Common Stock”), and class B common stock, par value $.01 per share (“Class B Common Stock” and, together with the Class A Common Stock, “Company Common Stock”), excluding shares of Company Common Stock owned by the Company as treasury stock, any shares of Company Common Stock owned by Parent, Merger Sub or any direct or indirect subsidiary of Parent or shares of Company Common Stock held by shareholders who validly perfect appraisal rights, being cancelled and converted into the right to receive $45.00 in cash, without interest;

WHEREAS, the Disinterested Director Committee of the Board of Directors of the Company (the “Board”) approved the Merger Agreement and the transactions contemplated thereby, including the Merger;

WHEREAS, the Board and the shareholders of the Company have approved the Merger Agreement and the transactions contemplated thereby, including the Merger;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the Distribution Date, the Company may and the Rights Agent shall, if so directed by the Company, from time to time supplement or amend the Rights Agreement without the approval of any holders of Class A Common Stock or Class A Rights Certificates; and

WHEREAS, the Board has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing.

NOW, THEREFORE, in consideration of the premises and agreements set forth herein and in the Rights Agreement, the parties hereto, intending to be legally bound, agree as follows:

Section 1.          Amendment to Definition of Acquiring Person.  The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement is hereby amended and supplemented by adding the following sentence to the end thereof:

Further, and notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its existing or future Affiliates or Associates, including, without limitation, Holdings, shall be deemed to be an Acquiring Person solely by virtue of the purchase from the Company of shares of Class A common stock by Parent or any of its existing or future Affiliates or Associates in connection with any transactions relating to or contemplated by the Merger Agreement.

Section 2.          Rights Agent Direction.  The Rights Agent is directed to immediately execute this Third Amendment.

Section 3.          Effectiveness.  This Third Amendment shall be deemed effective as of the date set forth above.  Except as amended by this Third Amendment, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected by this Third Amendment.

Section 4.          Severability.  If any term, provision, covenant, or restriction of this Third Amendment is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, or restrictions of this Third Amendment shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

Section 5.          Counterparts.  This Third Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

Section 6.          Governing Law.  This Third Amendment shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes shall be governed by and construed in accordance with the laws of the State of Minnesota applicable to contracts to be made and performed entirely within such state.

Section 7.          Waiver of Notice.  The Company and the Rights Agent hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Third Amendment.

Section 8.          Descriptive Headings.  Descriptive headings of the several sections of this Third Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Third Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to Class A Share Rights Agreement to be duly executed as of the day and year first above written.

RURAL CELLULAR CORPORATION

By:	/s/ Richard P. Ekstrand
Name: Richard P. Ekstrand
Title: President and CEO

WELLS FARGO BANK, N.A.,
successor to
NORWEST BANK MINNESOTA, NATIONAL
ASSOCIATION

By:	/s/ Steven J. Hoffman
Name: Steven J. Hoffman
Title: Assistant Vice President